U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Rosenwald, M.D. Lindsay A.
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   (Last)               (First)                 (Middle)

   787 Seventh Avenue, 48th Floor
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                                    (Street)

   New York               NY                    10019
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Genta, Inc. (GNTA)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   September 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              37,109       A     $0.907                        I   Aries Select I LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              1,531        A     $0.865                        I   Aries Select I LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              965,619      A     $0.371                        I   Aries Select I LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              1,510,327    A     $0.371                        I   Aries Select I LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              20,473       A     $1.870                        I   Aries Select I LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              168,465      A     $0.371                        I   Aries Select I LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              67.599       A     $0.907                        I   Aries Select II LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              342          A     $0.865                        I   Aries Select II LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              199,944      A     $0.371                        I   Aries Select II LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              312,732      A     $0.371                        I   Aries Select II LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              4,239        A     $1.870                        I   Aries Select II LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              34,870       A     $0.371                        I   Aries Select II LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              677.063      A     $0.907                        I   Aries Select, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              3,127        A     $0.865                        I   Aries Select, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              1,987,227    A     $0.371                        I   Aries Select, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              3,108,225    A     $0.371                        I   Aries Select, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              42,133       A     $1.870                        I   Aries Select, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              X              346,665      A     $0.371   32,134,773(1)        I   Aries Select, Ltd.
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)  (D)      cisable  Date     Title     Shares  5)       4)        5)       5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.907            X            37,109    Immed.            Common    37,109                       I     Aries
purchase                                                                       Stock                                        Select I
Common Stock                                                                                                                LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.865            X            1,531     Immed.            Common    1,531                        I     Aries
purchase                                                                       Stock                                        Select I
Common Stock                                                                                                                LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            965,619   Immed.            Common    965,619                      I     Aries
purchase                                                                       Stock                                        Select I
Common Stock                                                                                                                LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            1,510,327 Immed.            Common    1,510,327                    I     Aries
purchase                                                                       Stock                                        Select I
Common Stock                                                                                                                LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $1.870            X            20,473    Immed.            Common    20,473                       I     Aries
purchase                                                                       Stock                                        Select I
Common Stock                                                                                                                LLC
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)  (D)      cisable  Date     Title     Shares  5)       4)        5)       5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            168,465   Immed.            Common    168,465                      I     Aries
purchase                                                                       Stock                                        Select I
Common Stock                                                                                                                LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.907            X            67.599    Immed.            Common    7,640                        I     Aries
purchase                                                                       Stock                                        Select
Common Stock                                                                                                                II LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.865            X            342       Immed.            Common    342                          I     Aries
purchase                                                                       Stock                                        Select
Common Stock                                                                                                                II LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            199,944   Immed.            Common    199,944                      I     Aries
purchase                                                                       Stock                                        Select
Common Stock                                                                                                                II LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            312,732   Immed.            Common    312,732                      I     Aries
purchase                                                                       Stock                                        Select
Common Stock                                                                                                                II LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $1.870            X            4,239     Immed.            Common    4,239                        I     Aries
purchase                                                                       Stock                                        Select
Common Stock                                                                                                                II LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            34,870    Immed.            Common    34,870                       I     Aries
purchase                                                                       Stock                                        Select
Common Stock                                                                                                                II LLC
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.907            X            677.063   Immed.            Common    76,522                       I     Aries
purchase                                                                       Stock                                        Select,
Common Stock                                                                                                                Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.865            X            3,127     Immed.            Common    3,127                        I     Aries
purchase                                                                       Stock                                        Select,
Common Stock                                                                                                                Ltd.
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                         9.         10.
                                                                                                         Number     Owner-
                                                                                                         of         ship
                    2.                                                                                   Deriv-     Form of
                    Conver-                    5.                              7.                        ative      Deriv-   11.
                    sion                       Number of                       Title and Amount          Secur-     ative    Nature
                    of                         Derivative    6.                of Underlying     8.      ities      Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price   Bene-      ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      ficially   Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-  Owned      (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative   at End     In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-  of         direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity     Month      (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.    (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)  (D)      cisable  Date     Title     Shares  5)      4)         5)       5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            1,987,227 Immed.            Common    1,987,227                    I     Aries
purchase                                                                       Stock                                        Select,
Common Stock                                                                                                                Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            3,108,225 Immed.            Common    3,108,225                    I     Aries
purchase                                                                       Stock                                        Select,
Common Stock                                                                                                                Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $1.870            X            42,133    Immed.            Common    42,133                       I     Aries
purchase                                                                       Stock                                        Select,
Common Stock                                                                                                                Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Warrant to          $0.371            X            346,665   Immed.            Common    346,665         3,275,484(1) I     Aries
purchase                                                                       Stock                                        Select,
Common Stock                                                                                                                Ltd.
====================================================================================================================================

Explanation of Responses:

(1) See Attachment A

(2) Paramount Capital Asset Management, Inc. ("PCAM") is the managing member of each of the of each of Aries Select I LLC ("Aries I") and Aries Select II LLC ("Aries II"), each a Delaware limited liability company, and also serves as the investment manager of Aries Select, Ltd., a Cayman Island exempted company (the "Aries Limited"), which also owns securities of the Issuer. Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald                                 September 9, 2001
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
Lindsay A. Rosenwald, M.D.
Chairman
Paramount Capital Asset Management, Inc.
Investment Manager - Aries Master Fund II
General Partner - Aries Domestic Fund, L.P.
General Partner - Aries Domestic Fund II, L.P.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  Attachment A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. Warrants to purchase 3,275,484 shares of common stock, par value $.01 per share (the "Common Stock"), owned directly by Dr. Rosenwald.

2. 18,187,557 shares of Common Stock of the Issuer, par value $0.01 per share (the "Common Stock") owned by Aries Select, Ltd., a Cayman Island Exempted Company. Includes 17,018,279 shares of Common Stock owned directly by Aries Select, Ltd. and 1,169,278 shares of Common Stock issuable upon conversion of 158,081 shares of Series A Convertible Preferred Stock owned by Aries Select, Ltd..

3. 8,724,319 shares of Common Stock of the Issuer owned by Aries Select I LLC., a Delaware limited liability company ("Aries I"). Includes 8,156,156 shares of Common Stock owned directly by Aries I and 568,163 shares of Common Stock issuable upon conversion of 76,813 shares of Series A Convertible Preferred Stock owned by Aries I

4. 1,947,414 shares of Common Stock of the Issuer owned by Aries Select II, LLC, a Delaware limited liability company ("Aries II"). Includes 1,829,769 shares of Common Stock owned directly by Aries II and 117,645 shares of Common Stock issuable upon conversion of 15,905 shares of Series A Convertible Preferred Stock owned by Aries II.

                             Joint Filer Information

Name:                Paramount Capital Asset Management, Inc.

Address:             787 Seventh Avenue
                     48th Floor
                     New York, NY 10019

Designated Filer:    Lindsay A. Rosenwald, M.D.

Issuer and Ticker:   Genta, Inc. (GNTA)

                             Joint Filer Information

Name:                Aries Select, Ltd.

Address:             c/o Paramount Capital Asset Management, Inc.
                     787 Seventh Avenue
                     48th Floor
                     New York, NY 10019

Designated Filer:    Lindsay A. Rosenwald, M.D.

Issuer and Ticker:   Genta, Inc. (GNTA)

                             Joint Filer Information

Name:                Aries Select I LLC

Address:             c/o Paramount Capital Asset Management, Inc.
                     787 Seventh Avenue
                     48th Floor
                     New York, NY 10019

Designated Filer:    Lindsay A. Rosenwald, M.D.

Issuer and Ticker:   Genta, Inc. (GNTA)